ATTORNEYS AT LAW	VINSON & ELKINS L.L.P.
3700 TRAMMELL CROW CENTER
2001 ROSS AVENUE
DALLAS, TEXAS 75201-2975
TELEPHONE (214) 220-7700
FAX (214) 220-7716
www.velaw.com

Robert B. Little
Direct Dial 214-220-7931
Direct Fax 214-999-7931
rlittle@velaw.com

December 1, 2004

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention: Christina Chalk

Re:	Blockbuster Inc.
Schedule TO-I filed November 9, 2004

Dear Ms. Chalk:

We are counsel to Blockbuster Inc., a Delaware corporation (the “Company”). The Company is filing today via EDGAR Amendment No. 3 to the above-captioned Schedule TO-I (the “TO Amendment”).

Set forth below are responses to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 23, 2004, with respect to the above-captioned Schedule TO-I. For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Capitalized terms not defined herein shall have the meanings given to them in the Blockbuster Inc. Offer to Exchange Outstanding Unexercised Options to Purchase Shares of Blockbuster Inc. Class A Common Stock for Restricted Shares of Blockbuster Inc. Class A Common Stock or Restricted Share Units Settleable in Blockbuster Inc. Class A Common Stock or Cash, dated November 9, 2004.

Offer to Exchange

Summary Term Sheet What if my employment terminates after I have tendered Eligible Options? — page 2

1. Clarify the qualifier “subject to applicable laws” in the first bullet point in this section. If legal restrictions limit your ability to return tendered options without exchange if a participating employee leaves the company before the offer is consummated, please explain those restrictions and their genesis. For example, are there particular countries where foreign law so provides?

Response: The Company, with the assistance of local counsel, conducted extensive research regarding the impact of the laws of foreign jurisdictions on the terms of the Offer to

    AUSTIN    •    BEIJING    •    DALLAS    •    DUBAI    •    HOUSTON    •    LONDON    •    MOSCOW    •    NEW YORK    •    TOKYO    •    WASHINGTON, D.C.

Securities and Exchange Commission

December 1, 2004

Exchange. The Company has been advised that the labor laws of some non-U.S. jurisdictions may allow terminated employees to argue entitlement to certain benefits notwithstanding termination of employment. For example, it is possible that a terminated employee (e.g., an employee terminated without cause) could assert a claim under local labor laws, the results of which might require the Company to provide such employee with different rights than are stated in the Offer to Exchange. Based on this advice, and recognizing that the applicable laws with respect to these matters may change, the “subject to applicable laws” qualifier was intended to disclose that, if applicable laws limit the Company’s ability to return a terminated employee’s tendered options, the Company intends to abide by the limitations of such laws. In response to the Staff’s comment, and in light of the Company’s telephone conference with the Staff on November 29, 2004, the Company has added disclosure to this section to more fully explain the “subject to applicable laws” qualifier. This additional disclosure appears in the First Supplement to the Offer to Exchange, which is filed as an exhibit to the TO Amendment (the “First Supplement”).

Conditions of this Offer, page 19

2. The language in the first paragraph of this section appears to state that you may terminate the offer if (i) a listed offer condition is “triggered;” and (ii) you determine that it is inadvisable to proceed with the offer in light of that occurrence. We agree. However, we believe that if you decide to proceed with the offer despite the occurrence of an event that triggers a listed offer condition, you have in effect waived that condition. As you are aware, waiver of an offer condition requires you to amend the offer materials and may require extension of the offer. You may not rely on the language in this paragraph to implicitly waive an offer condition by failing to assert it. Please confirm your understanding supplementally.

Response: On behalf of the Company, we confirm that the Company understands that it may not rely on the language in the paragraph referenced in the Staff’s comment above to implicitly waive an offer condition by failing to assert it.

3. Refer to the last paragraph in this section. The third and fifth sentences seem contradictory. The third sentence states that once you waive an offer condition, you may not reassert it. The fifth sentence states that the waiver of a condition with respect to one factual scenario will not constitute a waiver with respect to any other, implying that a condition would “survive” waiver. Please clarify.

Response: In response to the Staff’s comment, we have revised the disclosure to clarify that, if the Company waives a condition with respect to particular facts and circumstances, (a) the Company will not reassert that waived condition with respect to such particular facts and circumstances and (b) the waiver of any condition with respect to particular facts and circumstances will not be deemed to be a waiver with respect to a different set of facts and circumstances. This disclosure is set forth in the First Supplement.

Securities and Exchange Commission

December 1, 2004

Information Concerning Blockbuster Inc. — Financial Information, page 24

4. We note that you have incorporated by reference the financial statements for the year ended December 31, 2003 and the quarter ended September 30, 2004. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements. Advise how this new information will be disseminated to option holders.

Response: In response to the Staff’s comment, the summarized financial information will be delivered to all holders of Eligible Options as part of the First Supplement.

Closing Comments

In connection with responding to our comments, please provide a written statement from Blockbuster acknowledging that:

•	you are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: In response to the Staff’s comment, the Company has filed a supplemental letter via EDGAR as correspondence with the required acknowledgements.

Thank you for your assistance with this filing. If you have any questions or comments, please call the undersigned at your convenience at (214) 220-7931.

Sincerely,

/s/ Robert B. Little

Robert B. Little

cc:	Marilyn R. Post (Blockbuster Inc.)
Alan J. Bogdanow (Firm)